EXHIBIT 99.1

WeRide Secures Strategic Equity Investment from Grab, Partners to Deploy Robotaxis and Autonomous Shuttles in Southeast Asia

NEW YORK, Aug. 15, 2025 (GLOBE NEWSWIRE) -- WeRide (NASDAQ: WRD), a global leader in autonomous driving technology, announced today that Grab (NASDAQ: GRAB), Southeast Asia’s leading superapp, has committed to a strategic equity investment in WeRide. The investment is part of a strategic partnership between both companies to accelerate the deployment and commercialisation of Level 4 Robotaxis and shuttles in Southeast Asia, and reflects a shared vision to seamlessly integrate WeRide’s autonomous vehicles (AVs) into Grab’s network to enhance service and safety levels.

Grab's investment is expected to be completed by the first half of 2026, subject to customary closing conditions and WeRide’s preferred timing. It supports WeRide’s growth strategy to expand its commercial AV fleet in Southeast Asia and advance AI-driven mobility.

This partnership will establish a framework for deploying autonomous solutions across Grab’s network to enhance operational efficiency and scalability. As part of this strategic collaboration, WeRide will integrate its autonomous driving technology into Grab’s fleet management, vehicle matching and routing ecosystem. In addition, WeRide and Grab will train, upskill and transition interested Grab driver-partners and local communities to high-value career pathways within the AV industry.

“WeRide’s vision for Southeast Asia is to deploy thousands of Robotaxis across the region, through a progressive rollout aligned with local regulations and societal readiness. Grab, our newest partner and investor, is a household name in Southeast Asia with unmatched regional expertise and scale in ride-hailing and digital services. Together, we will combine WeRide's advanced AV technology and operational know-how with Grab's strengths to accelerate safe, efficient Robotaxi services, enter new markets, and reinforce our first-mover leadership in shaping the future of mobility,” said Dr. Tony Han, Founder and Chief Executive Officer of WeRide.

“We want everyone in Southeast Asia to have access to reliable transportation whenever they need it. However, manpower constraints remain a challenge. We believe AVs can complement our driver network and be deployed in cities with significant driver shortages. We look forward to working with WeRide to extensively test their vehicles across diverse Southeast Asian environments. This will allow us to gain valuable insights into their real-world performance, adapt the technology to further enhance safety and reliability, and meet the region’s unique needs,” said Anthony Tan, Group Chief Executive Officer and Co-Founder of Grab.

A scalable approach to the deployment and management of AVs.
WeRide will collaborate with Grab on the technical and operational requirements for seamless, end-to-end integration into Grab’s fleet management system, in the following areas:

  Optimising dispatch and routing: Leveraging seamless integration of WeRide and Grab’s platforms to efficiently deploy and route AVs, enhancing passenger experience.
  Maximising vehicle uptime: Developing robust maintenance, repair, and charging protocols to ensure operational efficiency.
  Measuring safety performance: Leveraging WeRide’s regional operational experience to train AVs to navigate Southeast Asia’s traffic conditions, and assess their ability to reduce accidents caused by human errors.
  Remote monitoring and teleoperations: Establishing processes to ensure safety and provide remote support during emergency scenarios.
  Customer support: Implementing systems for rapid issue resolution to deliver seamless service.
  Training and upskilling: Tapping on WeRide trainers’ extensive AV remote supervision experience and GrabAcademy’s track record in upskilling driver-partners to prepare and transition driver-partners and local communities for future roles.

This expanded partnership builds on a Memorandum of Understanding signed in March 2025, where WeRide and Grab committed to exploring the technical feasibility, commercial viability, and job creation potential of AVs in the region.

About WeRide
WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 10 countries. We are also the first and only technology company whose products have received autonomous driving permits in six markets: China, Singapore, France, Saudi Arabia, the UAE, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named in Fortune Magazine’s 2024 “The Future 50” list.

Media Contact
pr@weride.ai

About Grab
Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 800 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

Media Contact
grabsg@infom.asia

Safe Harbor Statement
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide and Grab’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide and Grab’s filings with the U.S. Securities and Exchange Commission. All information provided in this Report is as of the date of this Report. WeRide and Grab do not undertake any obligation to update any forward-looking statement, except as required under applicable law.